As filed with the U.S. Securities and Exchange Commission on April 28, 2014

 Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Tuniu Corporation
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017

Telephone: (212) 750-6474

 (Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Z. Julie Gao, Esq.	Scott A. Ziegler, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☐	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing three class A ordinary shares of Tuniu Corporation	300,000,000 American Depositary Shares	$0.05	$15,000,000	$1932
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

(b)
Statement that Tuniu Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.
Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of  Deposit Agreement dated as of           , 2014 among Tuniu Corporation, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 28, 2014.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Tuniu Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on April 28, 2014.

Tuniu Corporation

By:	/s/ Dunde Yu
Name:	Dunde Yu
Title:	Chairman and chief executive officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dunde Yu and Conor Chia-hung Yang, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on April 28, 2014, in the capacities indicated.

Signature	Title

/s/ Dunde Yu	Chairman of the Board of Directors
Dunde Yu	and Chief Executive Officer (principal executive officer)

/s/ Haifeng Yan	Director and Chief Operating Officer
Haifeng Yan

/s/ Thomas Gai Tei Tsao	Director
Thomas Gai Tei Tsao

/s/ Frank Lin	Director
Frank Lin

/s/ Steve Yue Ji	Director
Steve Yue Ji

/s/ Eugene Chehchun Huang	Director
Eugene Chehchun Huang

/s/ Conor Chia-hung Yang	Chief Financial Officer
Conor Chia-hung Yang	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Tuniu Corporation, has signed this Registration Statement in New York, on April 28, 2014.

Authorized U.S. Representative

By:	/s/ Amy Segler
	Name:	Amy Segler
	Title:	Service of Process Officer Law Debenture Corporation Services Inc.

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Deposit Agreement.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.